UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
________________

SCHEDULE 13G
(Amendment No. 1)

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

FriendFinder Networks Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358453306
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☒   Rule 13d-1(d)

_________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 358453306	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Marc H. Bell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 5,465,611(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,465,611(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,465,611(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12	TYPE OF REPORTING PERSON IN

(1)
Includes 184,190 shares held indirectly through the Bell Family 2003 Charitable Lead Annuity Trust, of which the reporting person is trustee and holds sole voting and investment power over the shares held in trust; 5,241,421 shares held directly; and 40,000 options exercisable into shares of common stock.

CUSIP No. 358453306	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: FriendFinder Networks Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

6800 Broken Sound Parkway Boca Raton, Florida 33487

Item 2(a).	Name of Person Filing:

Marc H. Bell

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Marc H. Bell 6800 Broken Sound Parkway Boca Raton, Florida 33487

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 358453306

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with
(S) 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 358453306	13G	Page 4 of 5 Pages

Item 4.           Ownership.

(a)           Amount beneficially owned:

Marc H. Bell, Co-Chairman of the Board of FriendFinder Networks Inc.,  holds an aggregate of 5,465,611 shares of Common Stock, par value $0.001 per share, of FriendFinder Networks Inc. Mr. Bell's shares include 184,190 shares held indirectly through the Bell Family 2003 Charitable Lead Annuity Trust, of which Mr. Bell is trustee and holds sole voting and investment power over the shares held in trust; 5,241,421 shares held directly; and 40,000 options exercisable into shares of Common Stock.

(b)    Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G, which percentage disclosed for the reporting person is calculated based upon 32,572,761 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as of December 31, 2012.

(c)   Number of shares as to which such person has:

(i)   sole power to vote or to direct the vote:   5,465,611

(ii)  shared power to vote or to direct the vote:   0

(iii)  sole power to dispose or to direct the disposition of:  5,465,611

(iv)  shared power to dispose or to direct the disposition of:   0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 358453306	13G	Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

/s/ MARC H. BELL
MARC H. BELL